

02027821

1-10579

P.E 4-26-02

EXECUTED COPY



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

April 26, 2002

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
(Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

863614

COMPAÑÍA DE TELECOMMUNICACIONES DE CHILE S.A.

TABLE OF CONTENTS


Telefónica
CTC CHILE

News Release
FOR IMMEDIATE RELEASE
For more Information Contact:

Gisela Escobar - Verónica Gaete
María José Rodríguez – Florencia Acosta
Telefónica CTC Chile
Tel.: 562-691-3867
Fax: 562-691-2392

E-mail:
gescoba@ctc.cl, vgaete@ctc.cl
mjrodri@ctc.cl, macosta@ctc.cl

Richard Huber /Mariana Crespo
Thomson Financial/Corporate Group
212-701-1830 / 212-701-1826

E-mail:
richard.huber@tfn.com
mariana.crespo@tfn.com

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. ANNOUNCES RESULTS FOR FIRST QUARTER 2002

- **Telefónica CTC Chile registered Net Income of Ch$2,237 million (US$3.4 million), EBITDA amounted to Ch$95,960 million (US$146.3 million) and EBITDA margin reached 46.1% in 1Q02.**
- **Improvement in profitability due to:**
    - **Increase of 6.8% in mobile revenues, and 20.1% in corporate communications revenues during 1Q02 as compared to 1Q01.**
    - **8.8% decrease in costs in 1Q02 vs. 1Q01, mainly due to a reduction in salary expenses.**

(Santiago, Chile – April 26, 2002) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announced today its quarterly unaudited financial results, stated in Chilean GAAP (in constant Chilean pesos as of March 31, 2002) for the first quarter ended March 31, 2002. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for March 31, 2002, which was Ch$ 655.90 = US$1.00.

The following information is presented in accordance with Chilean GAAP. This information will be publicly available through the Chilean *Superintendencia de Valores y Seguros* ("SVS"). Results in US GAAP will be submitted at a later time by the Company in Form 6-K to the Securities and Exchange Commission of the United States of America. This press release and the Company's reports in Form 6-K will be publicly available at the Securities and Exchange Commission, as well as at the Company's website, www.telefonicadechile.cl.

Highlights for the first quarter of 2002 (1Q02) as compared to the first quarter of 2001 (1Q01):

- The Company achieved a **net income** of Ch$2,237 million (US$3.4 milllon) in the 1Q02. This result compares positively to the net loss of Ch$14,836 million (US$22.6 million) recorded in 1Q01.
- Telefónica CTC Chile' s **revenues** decreased by 1.5% in 1Q02 as compared to 1Q01, amounting to Ch$208,294 million (US$317.6 million), mainly as a result of: (i) a 7.7% decrease in fixed telephony revenues; (ii) a 1.7% decrease in long distance revenues, (iii) a 7.9% decrease in revenues from information system services (Sonda). The above was partially offset by: (i) a 6.8% increase in revenues from mobile services; and (ii) a 20.1% increase in revenues from corporate customers communications services.
- **Operating costs and expenses** decreased by 8.8% in 1Q02 as compared to 1Q01, amounting to Ch$175,551 million (US$267.6 million), mainly due to: (i) a 21.3% decrease in salaries as a consequence of a reduction in personnel resulting from the workforce rationalization program implemented last year, and (ii) a 15.4% decrease in other operating costs, mainly as a result of lower mobile subscriber acquisition costs and general costs savings generated by the Company's cost control policy.
- As a result of the above, **EBITDA**[1] in 1Q02 increased by 18.5% to Ch$95,960 million (US$146.3 million), compared to Ch$80,963 million (US$123.4 million) recorded in 1Q01.
- **EBITDA margin**[2] in the 1Q02 was 46.1%, an improvement over the 38.3% recorded in the 1Q01.
- The Company recorded an **operating income** in the amount of Ch$32,743 million (US$49.9 million) in 1Q02, compared to an operating income of Ch$19,082 million (US$29.1 million) recorded in 1Q01, which represents an improvement of 71.6%.
- 1Q02 **earnings per ADR** amounted to US$0.01, compared to a net loss per ADR of US$ 0.09 in the 1Q01.
- **Capital expenditures** for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$27 million in the 1Q02.

[1] EBITDA = operating income + depreciation
[2] EBITDA margin = (operating income + depreciation) / total operating revenues.

Detailed comparison between 1Q02 and 1Q01:

Fixed Telephony: Revenues from fixed telephony services include Primary Service[3], Installations and Connections[3], Value-added Services, Equipment Marketing, Directory Advertising and Dedicated Lines. Fixed telephony revenues, which represented 45% of total operating revenues in the 1Q02, decreased by 7.7% to Ch$93,685 million (US$142.8 million) as compared to 1Q01.

Lines per employee (excluding employees of Telefónica CTC Chile's subsidiaries) increased by 43.8% from 593 at March 31, 2001 to 853 at March 31, 2002. This was mainly as a result of 29.9% less personnel in Telefónica CTC Chile (excluding subsidiaries' employees) as of March 31, 2002 in comparison with March 31, 2001, as a result of the workforce rationalization program implemented in June 2001, as well as the transfer of 254 employees to the subsidiary "T-Gestiona" in August 2001.

Primary service revenues, which include the fixed monthly charge, variable charge, access charges and other services provided to long distance carriers, decreased by 8.4% in 1Q02 as compared to 1Q01 to Ch$77,165 million (US$117.6 million). This decrease is mainly attributable to: (i) a 5.2% decrease in traffic per line in 1Q02 as compared to 1Q01, mainly as a result of substitution by mobile traffic, (ii) a change in total traffic composition between local tranche (fixed-mobile and fixed-Internet calls) and Measured Local Service (fixed-fixed calls), and (iii) a 1% additional tariff decrease applied in May 2001 pursuant the Tariff Decree. These trends offset a 0.8% growth in average lines in service. Moreover, primary service revenues were impacted by the revenue decrease in the long distance access charges, as a consequence of 11.8% and 2.1% decreases in DLD and outgoing ILD traffic over Telefonica CTC Chile's network, respectively.

Line installation and connection revenues increased by 3.3% in 1Q02 to Ch$3,736 million (US$5.7 million) as compared to the 1Q01, mainly as a result of higher revenues from public network connections and interior installations. This was partially offset by lower revenues from Other Installations, which include number transfer and information services, among others.

Revenues from **equipment marketing** increased by 3.7% in 1Q02 to Ch$8,067 million (US$12.3 million) as compared to the 1Q01, mainly attributable to an increase in revenues from rental of telephone equipment. Revenues from equipment marketing include the sale and leasing of telecommunications equipment to residential customers.

LONG DISTANCE: Long distance revenues include revenues from domestic and international long distance multicarrier traffic generated on fixed lines as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 8.7% of total operating revenues in the 1Q02, decreased by 1.7% as compared to the 1Q01, to Ch$18,220 million (US$27.8 million). This decrease was mainly due to lower revenues from network rental services and from international long distance services ("ILD") -as a consequence of a lower average price per minute caused by higher competition-, despite the increase in ILD traffic. DLD traffic carried by 188 Telefónica Mundo and Globus decreased by 5.8% in 1Q02 as compared to 1Q01 mainly as a result of the slow economic recovery and the substitution effect of mobile traffic, while outgoing ILD traffic increased by 3.4% in 1Q02 as

[3] Services subject to tariff regulation which tariffs were set by the Tariff Decree as of May 5, 1999.

compared to 1Q01. Furthermore, revenues from the rental of the long distance network to other telecom operators decreased by 8.4% in 1Q02 in comparison with 1Q01.

MOBILE COMMUNICATIONS: Mobile communications revenues include revenues from outgoing cellular traffic and interconnection revenues from Calling Party Pays, as well as revenues from mobile equipment sales. Total revenues from mobile communications, which accounted for 22.8% of total operating revenues in the 1Q02, increased by 6.8% as compared to the 1Q01, to Ch$47,455 million (US$72,3 million). This increase is mainly a result of a 27.5% increase in average cellular subscribers, partially offset by a decrease in the average monthly revenue per user ("ARPU"), due to an increase in the proportion of prepaid customers in Telefónica Móvil's subscriber base. Prepaid customers represented a 75.0% of total average cellular subscribers in the 1Q02, as compared to 72.3% in the 1Q01. As of March 31, 2002, Telefónica Móvil had 1,651,282 customers.

CORPORATE CUSTOMER COMMUNICATIONS: Corporate customer communications include revenues from (i) telecommunications equipment, which refers to voice equipment (fax, PABX, etc.); (ii) complementary telephone services, such as 600, 700 and 800 numbers; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, ISP Empresas revenues, services such as housing and hosting and consulting services to corporate customers.

Revenues from corporate customer communications increased by 20.1% to Ch$18,331 million (US$27.9 million) in 1Q02 as compared to 1Q01. The contribution of corporate customer communications revenues to total operating revenues increased from 7.2% in 1Q01 to 8.8% in 1Q02. This increase was mainly due to increased revenues related to the IP network (Intranet, Extranet services) and to the development of new value added services such as housing and hosting. Data links grew at rates of 31%, 38%, 36% and 221% for Frame Relay, ATM, dedicated Internet access and IP network customers, respectively in 1Q02 as compared to 1Q01.

OTHER BUSINESSES: These revenues include public telephone and information systems services (Sonda) revenues, as well as revenues generated by the operation of the new subsidiary Telemergencia, among others. They represented 14.7% of total operating revenues in 1Q02 and decreased by 3.9% over the 1Q01.

Public telephone revenues decreased by 28.7% in 1Q02 to Ch$3,271 million (US$5.0 million) as compared to the 1Q01, mainly as a result of lower average revenue per public telephone due to mobile traffic substitution.

Information systems services (Sonda) revenues amounted to Ch$23,198 million (US$35.4 million) in 1Q02, a 7.9% decrease as compared to 1Q01, mainly as a result of lower revenues from Sonda's foreign subsidiaries. This was partially offset by higher revenues derived from the incorporation of Tecnopolis S.A. to the consolidated revenues of Sonda as of December 2001.

OPERATING COSTS AND EXPENSES: Total operating costs and expenses decreased by 8.8% in 1Q02 to Ch$175,551 million (US$267.6 million), as compared to 1Q01.

Salaries decreased by 21.3% in 1Q02 to Ch$20,682 million (US$31.5 million) as compared to 1Q01, principally due to cost savings related to the personnel reduction process which occurred in June 2001.

Other operating costs and expenses decreased by 15.4% in 1Q02 to Ch$58,756 million (US$89.6 million) as compared to 1Q01 , mainly as a consequence of lower mobile subscriber acquisition costs (SAC), lower uncollectable expenses and savings obtained through the cost reduction policy implemented by the Company over the past years.

Administrative and selling expenses decreased by 5.7%, mainly due to savings related to the Company's cost control policy, lower advertising and promotion expenses and lower sales commissions and collection expenses. This reduction was also due to the reduction in sales and administrative personnel, which occurred in mid-2001.

In 1Q02, **EBITDA** *increased by 18.5% to Ch$95,960 million (US$146.3 million), as compared to* Ch$80,963 million (US$123.4 million) recorded in 1Q01. The EBITDA margin reached 46.1% in 1Q02 as compared to 38.3% in 1Q01.

Depreciation increased 2.2% to Ch$63,217 million (US$96.4 million) in 1Q02 as compared to the 1Q01, mainly as a result of an increase in the mobile business network assets.

OPERATING INCOME reached Ch$32,743 million (US$49.9 million) in the 1Q02 as compared to Ch$19,082 million (US$29.1 million) recorded in 1Q01. The operating margin amounted to 15.7% in 1Q02 as compared to a 9.0% operating margin registered in 1Q01.

NON-OPERATING INCOME (LOSS): Telefónica CTC Chile recorded a 28.8% decrease in its non-operating losses, amounting to Ch$23,308 million (US$35.5 million) in the 1Q02, as compared to a loss of Ch$32,719 million (US$49.9 million) in the 1Q01. The lower non-operating losses in 1Q02 are primarily the result of:

(i) a 20.2% reduction in interest expenses as a result of the reduction in average interest-bearing debt of 19.3%; and
(ii) a decrease of Ch$3,868 million (US$5.9 million) in other non-operating expenses in 1Q02 as compared to 1Q01, as a consequence of higher expenses in the previous year associated with retirement plans, which generated a charge of Ch$3,261 million (US$5.0 million) in 1Q01.

The above was partially offset by a monetary correction loss of Ch$3,921 million (US$6.0 million) recorded in 1Q02 as compared to a loss of Ch$ 1,119 million (US$1.7 million) recorded in 1Q01. This figure includes Ch$446 million (US$0.7 million), corresponding to the effect of the devaluation in Argentina on Sonda's investments, and the effect of a negative inflation in Chile in 1Q02.

INCOME TAXES: In 1Q02, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$6,963 million (US$10.6 million) composed of a Ch$1,955 million (US$3.0 million) current income tax and a Ch$5,008 million (US$7.6 million) charge for amortization of deferred taxes corresponding to previous periods.

NET INCOME reached Ch$2,237 million (US$3.4 million) in 1Q02, as compared to a loss of Ch$14,836 million (US$22.6 million) recorded in 1Q01.

ADDITIONAL INFORMATION

Continued Debt Reduction Strategy

Since 1Q01, Telefónica CTC Chile has reduced its debt by US$454 million. The Company's total interest-bearing debt amounted to US$1,896 million as of March 31, 2002, which represents a decrease of 19.3% as compared to 1Q01. During the first quarter of 2002, loans amounting to US$45 million were prepaid.

Payment of Final Dividend N° 182 corresponding to Fiscal Year 2001

On April 5, 2002, the Telefónica CTC Chile's Annual Shareholders Meeting approved the payment of a final dividend for the fiscal year 2001. This final dividend amounts to Ch$1,233,497,420, which represents 30% of the Company's net income for fiscal year 2001.

Considering the amount of shares fully subscribed and paid as of December 31, 2001, the dividend payable will amount to Ch$1.28871 per share, or approximately US$0.80 cents per ADR. This figure is based on a ratio of 4 Series A common shares per ADR. Given that the Company does not have taxable income as of December 2001, withholding tax for this dividend will be 0%.

The payment will correspond to all shareholders as of the record date of April 25, 2002, and will be paid to shareholders on May 2, 2002 and to ADR holders by Citibank, N.A. on May 9, 2002.

Extraordinary Shareholders Meeting

On April 5, Telefónica CTC Chile held an Extraordinary Shareholders Meeting in which a modified text of the Company's By-laws was approved, updating the existing By-Laws (text dated 1982) in accordance with the Chilean legal framework and market regulations.

The main modifications to the By-Laws included:

- Limit the validity of the indicator of "adjusted accounting assets" (activo contable depurado);
- Eliminate references to the State of Chile as a shareholder;
- Incorporate brand names of the Company;
- Update the figure of the Company's capital as of December 2001;
- Incorporate article in reference to the designation of a Directors Committee.

Telefónica CTC Chile files a lawsuit against the State of Chile

On March 12, 2002 Telefonica CTC Chile filed a civil lawsuit for compensation of damages against the State of Chile based on the fact that grave illegalities and errors in calculation, as well as errors in the application of economic concepts and criteria, were incurred in Tariff Decree 187, which sets the maximum tariffs that the Company may charge for local telephony and interconnection services for the period between May 1999 and May 2004.

The total amount of the damages involved is of Ch$181,038 million, equivalent to approximately US$274 million, which amount covers the damages that the Company has incurred and will incur as a result of the application of lower tariffs than those legally appropriate.

Information by Business Area 1Q02

Business Area	*EBITDA (US$ mn)*	*EBITDA Margin*	*Net Result (US$mn)*
Fixed telephony	85	55.9%	(13)
Long distance	16	44.8%	9
Mobile	22	28.7%	1
Telefónica Empresas (incl. Data)	12	n.a.	8
Others	n.a.	n.a.	(2)
Consolidated	**146**	**46.3%**	**3**

2002 Volume Growth Estimates

	Year 2002(E)	*Annual var. 2002/2001*
Lines in service	2,800,000	2% - 5%
Long Distance Traffic *		
DLD (million of minutes)	756	-3% - -7%
ILD outgoing (million of minutes)	64	2% - 5%
Mobile customers	1,760,000	10% - 15%
Frame Relay	7,400	20% - 25%
ATM	2,000	25% - 30%
ADSL	57,000	-

* Traffic billed by Telefónica Mundo + Globus

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE'S NEW INVESTOR RELATIONS WEBSITE AT: WWW.TELEFONICADECHILE.CL / INVESTOR RELATIONS

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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PHYSICAL STATISTICS

	I 2001	II 2001	III 2001	IV 2001	I 2002
Total lines in service at the end of period	2,725,587	2,743,126	2,751,956	2,723,310	2,746,178
Average number of lines in service (quarterly)	2,713,195	2,734,712	2,745,657	2,752,968	2,734,366
Number of lines installed (1)	3,006,558	3,020,345	3,014,573	3,019,416	3,024,693
Lines per 100 Inhabitants	17.60	17.70	17.70	17.40	17.50
Public telephones in service at end of period	22,227	26,860	30,702	33,830	37,740
Effective minutes of local traffic measured by second (million)(2)	3,887	4,213	4,149	4,135	3,650
Local calls MLS (millions)	1,337	1,376	1,404	1,439	1,245
DLD voice traffic (thousands of minutes) - TCC network (3)	480,810	468,836	449,392	443,235	424,259
Outgoing ILD voice traffic (thousands of minutes) - TCC network (3)	36,752	37,427	36,058	37,254	35,980
Incoming ILD traffic (thosands of minutes) - TCC network (3)	63,623	63,449	68,860	72,765	71,234
Access charge traffic (thousands of minutes)	1,780,130	1,846,722	1,814,701	1,809,440	1,672,282
Number of pending applications	91,132	56,364	40,205	32,329	36,951
Number of lines connected	91,622	99,033	68,593	71,371	71,898
Number of CTC's employees (end of period)	4,594	3,260	3,025	3,223	3,219
Number of subsidiaries' employees (end of period)	4,673	4,452	4,773	4,497	4,565
Number of cellular suscribers (end of period)	1,295,483	1,416,103	1,480,795	1,570,087	1,651,282

(1) Includes circuits and ISDN lines in order to indicate the real capacity of the network.

(2) According to the new Tariff Decree, since February 2000, the Company introduced a per second measurement of traffic

(3) The LD traffic of all carriers over Telefónica CTC Chile's network has been changed to effective minutes as measured per second, as traffic started to be accounted for in this way as of February 2000. Previously they were informed in rounded minutes.

ANNUAL VARIATION

	I 2001	II 2001	III 2001	IV 2001	I 2002
Total lines in service at the end of period	4.6%	4.4%	3.4%	0.8%	0.8%
Average number of lines in service (quaterly)	4.5%	4.5%	4.0%	2.7%	0.8%
Numbers of lines installed	0.9%	1.2%	1.2%	1.0%	0.6%
Lines per 100 Inhabitants	3.5%	3.5%	2.3%	-0.6%	-0.6%
Public telephones in service at the end of period	62.7%	100.4%	115.6%	77.1%	69.8%
Effective minutes of traffic measured by second (million)	-1.6%	-1.2%	-3.0%	-5.2%	-6.1%
Local calls MLS (millions)	-9.0%	-11.7%	-7.1%	-5.5%	-6.9%
DLD voice traffic (thousands of minutes) - TCC network	-1.5%	2.1%	0.0%	-5.5%	-11.8%
Outgoing ILD voice traffic (thousands of minutes) - TCC network	-2.5%	2.8%	-2.2%	0.0%	-2.1%
Incoming ILD traffic (thosands of minutes) - TCC network	39.6%	17.2%	24.6%	6.5%	12.0%
Access charge traffic (thousands of minutes)	20.4%	7.1%	-13.7%	-8.8%	-6.1%
Number of pending applications	170.0%	179.7%	89.8%	215.3%	-59.5%
Number of lines connected	50.7%	42.3%	-2.4%	-18.7%	-21.5%
Number of CTC's employees (end of period)	-0.6%	-29.5%	-34.8%	-30.5%	-29.9%
Number of subsidiaries' employees (end of period)	-3.2%	-8.1%	3.0%	-2.5%	-2.3%
Number of cellular subscribers (end of period)	7.5%	15.6%	28.3%	28.2%	27.5%

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (CHGAAP), continued

(Ch$ millions as of March 31, 2002)

	JAN-MAR 2001	1Q 2001	2Q 2001	3Q 2001	4Q 2001	JAN-MAR 2002	1Q 2002	VARIATION IT02/IT01
OPERATING COSTS AND EXPENSES								
Salaries	26,272	26,272	26,555	22,375	22,608	20,682	20,682	-21.3%
Depreciation	61,881	61,881	61,616	62,167	61,406	63,217	63,217	2.2%
Other Operating Costs	69,416	69,416	69,982	64,246	77,307	58,756	58,756	-15.4%
Adm. & Selling Expenses	34,898	34,898	31,288	25,215	35,626	32,896	32,896	-5.7%
TOTAL OPERATING COSTS AND EXPENSES	**192,467**	**192,467**	**189,442**	**174,003**	**196,947**	**175,551**	**175,551**	**-8.8%**
OPERATING INCOME	**19,082**	**19,082**	**37,637**	**41,487**	**38,601**	**32,743**	**32,743**	**71.6%**
EBITDA	**80,963**	**80,963**	**99,254**	**103,653**	**100,007**	**95,960**	**95,960**	**18.5%**
Operating Margin	**9.0%**	**9.0%**	**16.6%**	**19.3%**	**16.4%**	**15.7%**	**15.7%**	**6,7pp**
EBITDA Margin	**38.3%**	**38.3%**	**43.7%**	**48.1%**	**42.5%**	**46.1%**	**46.1%**	**7,8pp**
NON-OPERATING INCOME								
Interest Income	3,243	3,243	4,251	5,066	5,565	3,356	3,356	3.5%
Other Non-Operating Income	539	539	1,538	11,786	6,145	3,439	3,439	538.2%
Revenues from Related Companies	(458)	(458)	(90)	1,067	73	13	13	-102.8%
Interest Expense	(23,468)	(23,468)	(22,496)	(24,465)	(20,906)	(18,728)	(18,728)	-20.2%
Amortization of Goodwill	(3,830)	(3,830)	(3,692)	(3,742)	(4,413)	(3,709)	(3,709)	-3.2%
Other Non-Operating Expenses	(7,626)	(7,626)	(24,641)	(9,284)	(3,835)	(3,758)	(3,758)	-50.7%
Monetary Correction	(1,119)	(1,119)	3,761	2,661	(3,243)	(3,921)	(3,921)	250.4%
NON-OPERATING INCOME	**(32,719)**	**(32,719)**	**(41,369)**	**(16,910)**	**(20,615)**	**(23,308)**	**(23,308)**	**-28.8%**
INCOME BEFORE INCOME TAX	**(13,637)**	**(13,637)**	**(3,731)**	**24,576**	**17,987**	**9,435**	**9,435**	**-169.2%**
Income Tax	(794)	(794)	(4,356)	(7,956)	(3,224)	(6,963)	(6,963)	777.2%
Minority Interest	(406)	(406)	(1,987)	(1,149)	(1,233)	(321)	(321)	-20.9%
Amortization of negative Goodwill	0	0	2	1	3	86	86	-
NET INCOME	**(14,836)**	**(14,836)**	**(10,073)**	**15,472**	**13,532**	**2,237**	**2,237**	-
Observed exchange rate (end of the period)		**594.97**	**629.00**	**695.02**	**654.79**		**655.90**	

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	1Q 2002
Earnings per Common Share (Ch$)	-15.5	-10.5	16.2	14.1	2.3
Earnings per ADR (US$)	-0.1	-0.1	0.1	0.1	0.0
Weighted Average Number of Shares Fully Paid (millions)	957.2	957.2	957.2	957.2	957.2
Fully Diluted Weighted Average Number of Shares (millions)	957.2	957.2	957.2	957.2	957.2

CONSOLIDATED BALANCE SHEET (CHGAAP)
(Figures in thousands of Ch$ as of March 31, 2002)

ASSETS	2002 Ch$	2001 Ch$
CURRENT ASSETS		
Cash and banks	14,154,747	18,923,205
Time deposits	18,295,005	77,689,693
Marketable securities	46,479,595	58,767,069
Trade receivables	153,769,899	129,049,302
Notes receivable	6,488,686	5,197,540
Sundry debtors	27,499,941	35,892,464
Due from related companies	9,003,178	14,984,426
Inventories	34,410,977	27,640,618
Refundable taxes	29,859,427	36,962,736
Prepaid expenses	10,467,071	10,394,531
Deferred taxes	52,115,049	43,700,992
Other current assets	226,006,070	173,000,731
Total current assets	**628,549,645**	**632,203,307**
FIXED ASSETS		
Land	28,535,411	28,163,881
Construction and infrastructure works	191,933,159	191,695,815
Machinery and equipment	3,138,697,424	3,065,798,292
Other fixed assets	413,671,371	436,578,175
Technical revaluation	8,828,885	8,828,903
Less: accumulated depreciation	1,774,566,657	1,631,212,884
Fixed assets-net	**2,007,099,593**	**2,099,852,182**
OTHER ASSETS		
Investments in related companies	15,862,540	10,627,195
Investments in other companies	666,016	1,048,634
Goodwill	198,330,728	210,639,670
Less: Negative goodwill	67,674	21,268
Long-term debtors	30,699,417	36,245,896
Other long-term assets	46,893,605	52,893,009
Total other assets	**292,384,632**	**311,433,136**
TOTAL ASSETS	2,928,033,870	3,043,488,625

LIABILITIES	2002 Ch$	2001 Ch$
CURRENT LIABILITIES		
Banks and financial institutions - short-term	21,778,460	24,670,932
Banks and financial institutions - current maturities	164,387,107	168,282,849
Debentures	32,850,998	32,769,607
Current maturities of other long-term liabilities	612,990	35,819,307
Dividends payable	218,605	262,894
Accounts payable	173,631,555	161,017,804
Notes payable	382,995	335,822
Sundry creditors	28,984,500	7,287,024
Due to related companies	14,576,817	54,929,603
Provisions	6,678,470	6,618,497
Withholdings	16,238,128	19,921,768
Unearned income	2,491,711	5,809,943
Other current liabilities	38,304,078	3,369,924
Total current liabilities	**501,136,414**	**521,095,974**
LONG-TERM LIABILITIES		
Banks and financial institutions	443,558,651	574,054,952
Debentures	547,159,132	543,279,787
Due to related companies	25,248,256	7,335,292
Sundry creditors	29,527,974	17,141,211
Provisions	20,742,943	27,738,031
Deferred Taxes	48,860,702	29,289,289
Other long-term liabilities	10,565,395	44,118,118
Total long term liabilities	**1,125,663,053**	**1,242,956,680**
MINORITY INTEREST	**36,689,971**	**36,213,851**
EQUITY		
Paid-in capital	715,017,592	711,446,076
Reserve	(2,860,070)	711,447
Share premium	110,732,336	110,732,336
Other reserves	1,629,003	1,106,096
Retained earnings:	440,025,571	419,226,165
Prior years	438,158,838	434,540,489
(Losses) Income for the period	2,236,913	(14,836,923)
Less: deficit from development stage enterp	370,180	477,401
Total equity	**1,264,544,432**	**1,243,222,120**
TOTAL LIABILITIES AND EQUITY	2,928,033,870	3,043,488,625

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS PERIODS ENDED AS OF MARCH 31, 2001 AND 2002
Figures in Thousands of Constant Ch$ as of March 31, 2002

	2002	2001
NET CASH PROVIDED BY FINANCING ACTIVITIES	**(38,209,131)**	**(10,909,205)**
Increase in bank borrowings	2,624	3,593,652
Other sources of financing	27,005	558,123
Repayment of loans (less)	35,791,152	12,635,725
Repayment of debentures (less)	2,431,866	2,425,255
Other disbursements (less)	15,742	-
NET CASH USED IN INVESTING ACTIVITIES	**203,334**	**(32,826,301)**
Sale of fixed assets	279,380	58,528
Sale of investments in related companies	5,514,868	-
Sale of other investments	10,367,424	2,910,832
Other revenues from investments	-	465,922
Additions to fixed assets (less)	9,927,713	31,389,264
Payment of capitalized interests (less)	1,474,241	3,980,942
Investments in related companies (less)	2,919,510	67,098
Investments in financial instruments (less)	309,585	415,932
Other loans to related companies (less)	252,683	-
Other investment disbursements (less)	1,074,606	408,347
NET CASH FLOW FOR THE PERIOD	**29,985,445**	**(1,439,367)**
PRICE-LEVEL RESTATEMENT EFFECT ON CASH AND CASH EQUIVALENTS	**320,865**	**(190,895)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**30,306,310**	**(1,630,262)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	**84,016,841**	**131,678,395**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**114,323,151**	**130,048,133**

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.



By: ______________________

Julio Covarrubias F.
Chief Financial Officer

Date: April 26, 2002